

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

June 13, 2007

Mr. Daniel W. Dowe
Chief Executive Officer and Chief Financial Officer
American Home Food Products, Inc.
42 Forest Lane
Bronxville, New York 10708

RE: Form 10-KSB for the Fiscal Year ended May 31, 2006
Forms 10-QSB for the Fiscal Quarters August 31 and November 30, 2006
File No. 0-26112

Dear Mr. Dowe:

We issued a comment letter to you on the above captioned filings on March 27, 2007. As of the date of this letter, our comments remain outstanding and unresolved. We expect you to contact us by June 27, 2007 to provide us with a substantive response to our comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by June 27, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

If you have any questions please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Branch Chief